X-Cal Resources Ltd.
PO Box 48479 Bentall Centre
Vancouver, BC V7X 1A0
Tel: (604) 662-8245 Fax: (604) 688-7740

RECEIVED
2008 JUL -1 A 8:02
OFFICE OF INTERNATIONAL CORPORATE FINANCE

[redacted]

08003504

June 20, 2008

SUPPL

Office of International Corporate Finance
Securities & Exchange Commission
450 5th Street NW
Mail Stop 3-9
Washington, DC 20549

Re: XCL - EXEMPTION # 82-1655

To Whom It May Concern:

Enclosed please find the most recent news release for X-Cal Resources Ltd. (dated June 20, 2008).

Thank you.

PROCESSED
JUL 03 2008
THOMSON REUTERS

Sincerely,

Susannah Lam for X-Cal Resources Ltd.

dlw 7/1

X-Cal Resources Ltd.

RECEIVED
2008 JUL -1 A 8:02
OFFICE OF INTERNATIONAL CORPORATE FINANCE

TSX/XCL **News Release** **June 20, 2008**

Renewals Completed on All Nevada Mineral Claims
Mineral Inventory Pending

X-CAL has renewed all of its Nevada Gold Properties and has paid the annual government fees for each claim that it holds in the state.

The renewals include: X-Cal's Cortez Area properties (Mill Creek and Reese River) located in Lander County, the Spring Valley Area Property, located in Pershing County and the (30 square mile) Sleeper Gold Property located in Humboldt County, Nevada. In total 1,266 claims have been renewed at a cost of $US 170,000 (mandatory fees to retain mineral rights in the USA are due by August 31 each year).

A mineral inventory for the Sleeper Gold Project is pending. The timing of the calculation is in the hands of an independent QP. Results will be reported after they are received and reviewed.

The contents of this release have been reviewed by Larry Kornze P. Eng. who is a "Qualified Person" as defined by NI-43-101.

Shawn Kennedy
President

Caution Concerning Forward-Looking Statements

This release and related documents may contain certain "forward-looking statements" including, but not limited to, statements relating to interpretation of drilling results and potential mineralization, future exploration work at the Sleeper Gold Project, the Mill Creek Gold Project, the Reese River Project and the Spring Valley Area Project and the expected results of this work. Forward looking statements are statements that are not historical facts and are subject to a variety of risks and uncertainties which could cause actual events or results to differ materially from those reflected in the forward-looking statements, including, without limitation: risks related to fluctuations in gold prices; uncertainties related to raising sufficient financing to fund the planned work in a timely manner and on acceptable terms; changes in planned work resulting from weather, logistical, technical or other factors; the possibility that results of work will not fulfill expectations and realize the perceived potential of the Sleeper Gold Project, the Mill Creek Gold Project, the Reese River Project and the Spring Valley Area Project; uncertainties involved in the interpretation of drilling results and other tests; the possibility that required permits may not be obtained in a timely manner or at all; risk of accidents, equipment breakdowns or other unanticipated difficulties or interruptions; the possibility of cost overruns or unanticipated expenses in the work program; the risk of environmental contamination or damage resulting from the exploration operations at the Sleeper Gold Project, the Mill Creek Gold Project, the Reese River Project and the Spring

Valley Area Project. Forward-looking statements contained in this release and related documents are based on the beliefs, estimates and opinions of management on the date the statements are made. There can be no assurance that such statements will prove accurate. Actual results may differ materially from those anticipated or projected. X-Cal Resources Ltd. and X-Cal USA, Inc. undertake no obligation to update these forward-looking statements if management's beliefs, estimates or opinions, or other factors, should change.

Visit ourWebsite: www.x-cal.com

E-Mail: invrel@x-cal.com

For further information contact: **Shawn Kennedy, President**

Tel: (604) 662-8245 Fax: (604) 688-7740

Note: X-Cal Resources Ltd. can be referenced through the Standard & Poor's Directory.

END